UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                            (Amendment No.________)*




                          Northfield Laboratories Inc.
                          ----------------------------
                                (Name of Issuer)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)



                                    666135108
                                 --------------
                                 (CUSIP Number)


                                  July 28, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              |_| Rule 13d-1(b)
                              |X| Rule 13d-1(c)
                              |_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                               -------------------------------
CUSIP No. 666135108                        13G            Page  2  of   6  Pages
---------------------------                               -------------------------------

--------- -------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
   1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (Entities only)

          Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13D-1(k)

--------- -------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
   2                                                                             (b)  |_|
          Not Applicable.
--------- -------------------------------------------------------------------------------
          SEC USE ONLY
   3
--------- -------------------------------------------------------------------------------
          CITIZENSHIP OF PLACE OF ORGANIZATION
   4
          United States of America
--------- -------------------------------------------------------------------------------
      NUMBER OF                   SOLE VOTING POWER
        SHARES             5
     BENEFICIALLY                 1,160,714
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- -------------------------------------------------------
                                  SHARED VOTING POWER
                           6
                                  0
                        --------- -------------------------------------------------------
                                  SOLE DISPOSITIVE POWER
                           7
                                  1,160,714
                        --------- -------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                           8
                                  0
------------ ----------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,160,714
------------ ----------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    |_|

             Not applicable.
------------ ----------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.1%
------------ ----------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             IN
------------ ----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page  3   of  6  Pages
SCHEDULE 13G                                                      August 7, 2003

Item 1(a).     Name of Issuer.
---------      --------------

               Northfield Laboratories Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.
---------      -----------------------------------------------

               1560 Sherman Avenue
               Suite 1000
               Evanston, IL  60201-4800

Item 2(a).     Name of Person Filing.
---------      ----------------------

               Michael A. Roth and Brian J. Stark, as joint filers

Item 2(b).     Address  of  Principal  Business  Office  or,  if  None,
---------      --------------------------------------------------------
               Residence.
               ---------

               3600 South Lake Drive
               St. Francis, WI  53235

Item 2(c).     Citizenship.
---------      -----------

               United States of America

Item 2(d).     Title of Class of Securities.
---------      ----------------------------

               Common Stock

Item 2(e).     CUSIP Number.
---------      ------------

               666135108

Item 3.        If this Statement is Filed pursuant to Rule 13d-1(b), or
------         --------------------------------------------------------
               13d-2(b) or (c), Check Whether the Person Filing is a:
               -----------------------------------------------------

                   (a)     |_|      Broker or dealer registered under Section 15
                                    of the  Exchange Act.

                   (b)     |_|      Bank as  defined in  Section 3(a)(6)  of the
                                    Exchange Act.

                   (c)     |_|      Insurance company as defined in Section 3(a)
                                    (19) of the Exchange Act.

                   (e)     |_|      Investment company  registered under Section
                                    8 of the Investment Company Act.

                   (f)     |_|      An  investment  advisor in  accordance  with
                                    Rule 13d-1(b)(1)(ii)(E);

                                                          Page  4   of  6  Pages
SCHEDULE 13G                                                      August 7, 2003

                   (g)     |_|      An employee  benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);
                   (h)     |_|      A parent holding company or control person
                                    in  accordance with Rule 13d-1(b)(1)(ii)(G)
                   (i)     |_|      A savings  association as defined in Section
                                    3(b) of the Federal  Deposit Insurance Act;
                   (j)     |_|      A churc h plan  that is  excluded  from  the
                                    definition of an  investment  company  under
                                    Section 3(c)(14) of the  Investment  Company
                                    Act;
                   (k)     |_|      Group, in accordance with  Rule  13d-1(b)(1)
                                    (ii)(J)

                If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.        Ownership.
------         ---------
                   (a)     Amount beneficially owned:
                                         1,160,714*
                           -----------------------------------------------------
                   (b)     Percent of class:
                                            7.1%*
                           -----------------------------------------------------
                   (c)     Number of shares as to which such person has:

                   (i)     Sole power to vote or to direct the vote   1,160,714*
                                                                    ------------

                   (ii)    Shared power to vote or to direct the vote        0
                                                                     -----------

                   (iii)   Sole power to dispose or to direct the disposition of 1,160,714*   ,
                                                                                ---------------

                   (iv)    Shared power to dispose or direct the disposition of       0       ,
                                                                                ---------------

                            *The foregoing amounts of shares and percentage represent the combined indirect holdings of Michael
                            A. Roth and Brian J. Stark, as joint filers. All of the foregoing shares are held directly by SF Capital
                            Partners,  Ltd., a British  Virgin  Islands  company
                            ("SF Capital") which acquired 892,857 shares and the right to purchase an additional 267,857 shares within 60 days after July 28, 2003. Messrs. Roth and
                            Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a
                            Wisconsin limited liability company ("Staro") which acts as investment manager and has sole power to direct the management of SF Capital. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the foregoing shares.
                            Based upon the 16,426,589 shares of Common Stock issued and outstanding as of July 28, 2003, as reported by the Issuer to SF Capital (which amount

                                                          Page  5   of  6  Pages
SCHEDULE 13G                                                      August 7, 2003



                            includes the 14,265,875 shares reported in the Issuer's Form 10-Q for the period ended February 28, 2003 plus the 1,892,857 shares sold, along with options exercisable within 60 days to purchase an additional 567,857 shares, as of July 28, 2003 pursuant to the Issuer's Registration Statement on Form S-3 filed with the SEC on June 27, 2003, as supplemented), for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Messrs. Roth and Stark may be deemed to be the beneficial owners of 1,160,714 shares of Common Stock which represents 7.1% of the Issuer's issued and outstanding shares of Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class.
------         --------------------------------------------

                   Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
------         ---------------------------------------------------------------

                   Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
------         -----------------------------------------------------------------
               Acquired the  Security  Being  Reported on by the Parent  Holding
               -----------------------------------------------------------------
               Company.
               -------

                   Not applicable.

Item 8.        Identification and Classification of Members of the Group.
------         ---------------------------------------------------------

                   Not applicable.

Item 9.        Notice of Dissolution of Group.
------         ------------------------------

                   Not applicable.

Item 10.       Certification.
-------        -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                          Page  6   of  6  Pages
SCHEDULE 13G                                                      August 7, 2003



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               August 7, 2003




                                                /s/ Michael A. Roth
                                               ---------------------------------
                                               Michael A. Roth


                                                /s/ Brian J. Stark
                                               ---------------------------------
                                               Brian J. Stark




                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated: August 7, 2003


         The undersigned hereby agree that the Schedule 13G with respect to Northfield Laboratories Inc. dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).




                                                /s/ Michael A. Roth
                                               ---------------------------------
                                               Michael A. Roth


                                                /s/ Brian J. Stark
                                               ---------------------------------
                                               Brian J. Stark













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